UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

TANGOE, INC.

(Name of Subject Company)

TANGOE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87582Y108
(CUSIP Number of Class of Securities)

J.D. Foy
Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477
(203) 859-9300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Jay E. Bothwick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Tangoe, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by TAMS Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Asentinel, LLC, a Delaware limited liability company (the “Parent”), to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $6.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by the Parent and the Purchaser with the SEC on May 12, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 2.         Identity and Background of Filing Person.

The third paragraph of the subsection “Tender Offer” of Item 2 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“The obligation of the Purchaser to purchase shares tendered in the Offer is subject to specified closing conditions, including (i) shares of Common Stock having been validly tendered and not withdrawn that, together with any shares of Common Stock beneficially owned by the Parent or any affiliate of the Parent, represent at least a majority of the number of shares of Common Stock outstanding on a fully diluted basis and a sufficient number of shares of Common Stock to allow for the Parent, the Purchaser and their respective affiliates to own at least 90% of the outstanding Common Stock following exercise of the Top-Up Option (as defined below) (the “Top-Up Condition”), which the Company estimates to be approximately 54% (excluding shares of Common Stock held by the Parent, the Purchaser and their affiliates) of the currently outstanding shares of Common Stock, (ii) the expiration or termination of applicable waiting periods and the receipt of any required approvals or clearances under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Antitrust Condition”), (iii) the absence of injunctions or other legal restraints preventing the consummation of the Offer or the Merger, (iv) the accuracy of representations and warranties made by the Company in the Merger Agreement, (v) compliance by the Company with its covenants in the Merger Agreement and (vi) the absence of the occurrence of a material adverse effect with respect to the Company. On June 8, 2017, the Parent and the Purchaser waived a financing condition that conditioned the Purchaser’s obligation to purchase on the availability of debt financing for the Parent.”

The last sentence of the eighth paragraph of the subsection “Tender Offer” of Item 2 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“On June 8, 2017, Parent and Purchaser announced an extension of expiration of the Offer from 10:00 a.m., Eastern Time, on June 13, 2017 until 10:00 a.m. Eastern Time, on June 15, 2017, unless further extended or earlier terminated.”

Item 4.         The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding immediately after the last paragraph of the subsection “Background of the Offer”:

“On June 8, 2017, the Parent and the Purchaser waived the debt financing condition to the transaction.  In connection with the waiver of the financing condition, the Parent and the Purchaser also announced an extension of the expiration of the tender offer until 10:00 a.m., Eastern Time, on June 15, 2017, unless further extended or terminated.”

Item 9.         Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

99.1	Press Release dated June 8, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 8, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TANGOE, INC.
Date: June 8, 2017
	By:	/s/ Thomas P. Flynn
Thomas P. Flynn
Chief Administrative Officer, General Counsel & Secretary